Contact

www.linkedin.com/in/dahlia-
eisenberg-787454216 (LinkedIn)

Top Skills

Networking
Social Media
Business Development

Dahlia Eisenberg

Founder at Vegpal | Entrepeneur
Greater Boston

Summary

As Founder of Vegpalapp, I help drive Vegpalapp's mission of connecting vegans from all over the world. As a passionate animal rights activist, I am infinitely dedicated to strengthening the vegan movement. Since Vegpal launched, I have been in close communication with the Vegpal community, getting feedback on what they want. And we are currently building just that.

Having worked in the Public Schools setting as a Special Educator for over 6 years, I fostered a culture that celebrated inclusion, kindness and creative thinking. I've taken these invaluable skills with me, as I've stepped into my role as Founder at Vegpalapp. As an innovator and entrepreneur, I am currently pursuing my newfound passion for purpose-driven entrepreneurship.

When vegans meet and connect, beautiful things happen. I'm thrilled to be a part of a company that facilitates such connections and relationship building.

Experience

Vegpal
Founder at Vegpal
March 2021 - Present (1 year 3 months)
Boston, Massachusetts, United States

Malden Public Schools
Special Educator
September 2018 - June 2021 (2 years 10 months)

Education

Simmons University

Master's degree, Education, History Teacher Education, Special Education · (May 2014 - August 2015)

University of Massachusetts Amherst

Bachelor of Arts - BA, Communication and Media Studies · (September 2009 - December 2012)